# JCDecaux

08004461

082-34631

3628

PROCESSED
AUG 28 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 20 2008
Washington, DC
101

SUPPL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, August 18th, 2008

File 82-3247
Issuer : JCDecaux SA
Country: France

**Communication Extérieure**

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Re: Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated August 1st, 2008 regarding the H1 2008 results: solid results despite weakening of the world economy ;
- An announcement dated July 31st, 2008 regarding « Eurostar revisite la petite fête organisée par les voisins du dessus avec JCDecaux Innovate » ;
- A press release dated July 17th, 2008 in relation JCDecaux has won the competitive bid to provide a self-service bicycle hire scheme for the Urban Community of Greater Nancy ;
- A press release dated July 11th, 2008 in relation JCDecaux has announced that the French Council of State has ratified the City of Paris amendment concerning the extension of Velib';
- A press release dated July 9th, 2008 in relation JCDecaux has won the advertising concession for Algiers international airport ;
- An announcement dated July 3rd, 2008 regarding « Le Conseil Général de Moselle fait voyager vos sens » ;
- A press release dated July 2nd, 2008 regarding the final stage of the Tour de France with Velib' on July 27th in Paris ;
- A press release dated July 1st, 2008 regarding the appointment of Laurence Branthomme as Chief Financial Officer, France, of JCDecaux.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, sandrine.ramus@jcdecaux.fr or by telephone 33 1 30 79 49 35, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

SRamus

**Sandrine Ramus**
Legal Affairs
Corporate Legal Counsel
Enc.

dw 8/22

# JCDecaux

Out of Home Media

**H1 2008 results**
**Solid results despite weakening of the world economy**

- **Revenues up 4.8% to €1,067.6 million, organic revenues up 9.5%**
- **Operating margin decreases 0.9% to €277.5 million**
- **EBIT down 5.3% to €165.3 million**
- **Net income Group share decreases 11.6% to €100.9 million**
- **2008 organic revenue growth expected to remain within previously forecast range of 6-7%**

**Paris, 1 August 2008 – JCDecaux SA** (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, published today its 2008 half year financial results.

Revenues for the six months ended 30 June 2008 were up 4.8% to €1,067.6 million compared to the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 9.5% reflecting a strong second quarter. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture products rose by 8.2 % organically over the period.

In the second quarter, consolidated revenues grew by 7.2% to €585.4 million (+11.8% on an organic basis) compared to the same period last year. This growth in revenues reflects improvement across all three divisions with a very strong progression in Transport, which showed double digit organic growth and a solid performance from Street Furniture. Core advertising revenues rose by 10.7% organically over the period.

The Group has benefitted from the geographical diversity of its operations including an increased exposure to the emerging markets. With the exception of the United Kingdom, all geographic regions produced robust organic revenue growth over the first half, with particularly strong revenue performances in North America, Asia-Pacific and in the Rest of the World, each of which achieved double digit revenue growth. France and the Rest of Europe also produced solid revenue growth.

Organic revenues grew faster than reported revenues mainly because of significant negative foreign exchange variations (weaker US dollar, British pound, Hong Kong dollar and Chinese yuan versus the euro compared to the same period last year).

Operating margin decreased by 0.9% to €277.5 million from €280.0 million in the first half of 2007. The Group's operating margin as a percentage of consolidated revenues was 26.0%, a decrease of 150 basis points compared to the prior period (H1 2007: 27.5%). This performance reflects a decrease in the Street Furniture and Billboard operating margin as a percentage of revenues and a strong increase in operating margin from the Transport division. Operating margin has also been impacted by negative foreign exchanges variation with an impact of €5.8 million.

At the EBIT level a successful period for contract renewal and new contracts has led to increased depreciation relating to increased capex and spare parts charges for the deployment of Paris free bike-rental scheme.

Commenting on the 2008 first half results, Jean-Charles Decaux, Chairman of the Board and co-Chief Executive Officer, said:

*"JCDecaux continues to deliver strong revenue growth despite more difficult market conditions. Most European countries produced high single digit revenue growth and Asia-Pacific, North-America and the Rest of the World delivered double digit revenue growth. All three of our divisions reported organic revenue growth, reflecting the quality of our advertising assets, the strength of our teams and increased exposure to the emerging markets.*
*The operating margin was impacted by the expected decline in the Street Furniture margin due to a record renewal and new contract win period, the weakness of the billboard market and foreign exchange which were not quite offset by the enhanced Transport profitability.*
*The ongoing deterioration of macro-economic conditions is likely to impact our growth rate in the second half but we still expect to be within our previously forecast range of organic revenue growth of 6 to 7% in 2008 leading to an increased operating margin for the year.*

## HALF-YEAR FINANCIAL STATEMENTS

**Reported revenues**

| | 2008 (€m) | | | 2007 (€m) | | | Change 08/07 (%) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | H1 | Q1 | Q2 | H1 | Q1 | Q2 | H1 |
| **Street Furniture** | 238.6 | 287.9 | **526.5** | 239.0 | 271.3 | **510.3** | -0.2 | 6.1 | **3.2** |
| **Transport** | 134.7 | 164.8 | **299.5** | 120.6 | 145.9 | **266.5** | 11.7 | 13.0 | **12.4** |
| **Billboard** | 108.9 | 132.7 | **241.6** | 113.5 | 128.7 | **242.2** | -4.1 | 3.1 | **-0.2** |
| **Total** | **482.2** | **585.4** | **1,067.6** | **473.1** | **545.9** | **1,019.0** | **1.9** | **7.2** | **4.8** |

**Organic growth [a]**

| | Change 08/07 (%) | | |
|---|---|---|---|
| | Q1 | Q2 | H1 |
| **Street Furniture** | 2.7 | 9.3 | **6.2** |
| **Transport** | 23.2 | 21.8 | **22.5** |
| **Billboard** | -1.5 | 5.9 | **2.4** |
| **Total** | **6.9** | **11.8** | **9.5** |

**Revenues by geographic area:**

| | H1 2008 (€m) | H1 2007 (€m) | Reported growth (%) | Organic growth[a] (%) |
|---|---|---|---|---|
| Rest of Europe | 400.1 | 379.0 | 5.6 | 7.4 |
| France | 307.3 | 288.7 | 6.4 | 6.4 |
| Asia-Pacific | 152.2 | 130.8 | 16.4 | 26.9 |
| United Kingdom | 123.0 | 146.2 | -15.9 | -3.3 |
| North America | 71.0 | 66.4 | 6.9 | 21.5 |
| Rest of the World | 14.0 | 7.9 | 77.2 | 74.6 |
| **Total Group** | **1,067.6** | **1,019.0** | **4.8** | **9.5** |

*(a) Excluding acquisitions/divestitures and the impact of foreign exchange*

**Street Furniture:**

In the second quarter, revenues increased by 6.1% to €287.9 million (+9.3% on an organic basis) compared to the same period last year. Core advertising revenues rose by 9.0 % organically.

Revenues for the first half of 2008 increased by 3.2% to €526.5 million from €510.3 million in the first half of last year. Excluding acquisitions and the impact of foreign exchange, organic revenues grew by 6.2%. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture products rose by 5.4% organically.

Second quarter revenue growth has been solid in France while in the United Kingdom the market conditions improved slightly from the first quarter of 2008 but not sufficiently to recover positive organic revenue growth given the high comparables in 2007.

The Rest of Europe reported satisfactory organic revenue growth during the first half with Scandinavia and Central and Eastern Europe achieving solid double digit organic revenue growth.

North America, Asia-Pacific and the Rest of the World also continued to produce double digit organic revenue growth.

**Transport:**

In the second quarter, revenues increased by 13.0% to €164.8 million (+21.8% on an organic basis).

Revenues improved by 12.4% over the first half of the year to €299.5 million from €266.5 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 22.5%.

During the second quarter, high organic revenue growth has been achieved in all the major transport markets with strong double digit revenue growth reported in Asia-Pacific and North America, and solid double digit growth in France, the United Kingdom and the Rest of Europe.

In China, higher traffic in all transportation infrastructures and a robust advertising environment driven in part by the Olympic Games contributed to a significant increase in revenues, while North America benefitted from a strong demand for airport media and the new contract for Los Angeles airport.

**Billboard:**

In the second quarter, revenues increased by 3.1% to €132.7 million (+5.9% on an organic basis).

Revenues for the first half of the year decreased by 0.2% to €241.6 million from €242.2 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 2.4% over the period.

In France, a robust revenue growth was achieved in the second quarter in part due to more favourable comparables in 2007 while in the United Kingdom a first quarter revenue decrease was partially offset in the second quarter by an improved performance on premium billboards and the launch of the new digital offer.

Eastern Europe continued to report high single digit organic revenue growth while Austria achieved a strong double digit growth following the 2008 Euro Championship. Southern Europe reported negative organic growth in the second quarter due to more challenging market conditions.

## OPERATING MARGIN [1]

| | 2008 | | 2007 | | Change 08/07 | |
|---|---|---|---|---|---|---|
| | H1 (€m) | % | H1 (€m) | % | Value (%) | Margin rate (bp) |
| **Street Furniture** | 201.5 | 38.3 | 210.7 | 41.3 | (4.4) | (300) |
| **Transport** | 38.3 | 12.8 | 25.9 | 9.7 | 47.9 | 310 |
| **Billboard** | 37.7 | 15.6 | 43.4 | 17.9 | (13.1) | (230) |
| **Total** | **277.5** | **26.0** | **280.0** | **27.5** | **(0.9)** | **(150)** |

**Street Furniture:**

Operating margin declined by 4.4% to €201.5 million in the first half of the year. The operating margin as a percentage of revenues was 38.3%, a decrease of 300 basis points from 41.3% in the same period last year and a decrease of 70 basis points from 39.0% in fiscal year 2007.

In France the operating margin decreased following the current contract renewal cycle where margins were impacted by start up and additional operating expenses. The unprecedented scale of the bicycle project in Paris has had an impact on operating margin due to higher than expected initial operating expenses. The successful deployment of Cyclocity schemes has been an integral part of many recent contract wins, and we will continue to look at ways to develop this latest innovation in Street Furniture.

In the United Kingdom the difficult market conditions over the first part of the year contributed to a decrease in the operating margin.

Due to solid organic revenue growth rates, double digit operating margin increases were recorded in many European markets including Belgium, the Netherlands and Scandinavia. Germany and Spain reported negative operating margin growth.

**Transport:**

Operating margin rose by 47.9% to €38.3 million in the first half of the year. The operating margin as a percentage of revenues was 12.8%, an increase of 310 basis points from 9.7% in the same period last year.

The operating margin improved strongly in the first half of the year in all markets reflecting higher revenues, with strong double digit increases in China, the United Kingdom and the United States.

**Billboard:**

Operating margin declined by 13.1% to €37.7 million in the first half. The operating margin as a percentage of revenues was 15.6%, a decrease of 230 basis points from 17.9% in the same period last year.

Negative operating leverage impacted the United Kingdom, Spain and Ireland, where the operating margin decreased, while Austria, Belgium and Eastern Europe reported strong double digit growth.

## EBIT (2)

EBIT decreased by 5.3% to €165.3 million, down from €174.5 million in 2007[3]. The Group's EBIT margin was 15.5% of consolidated revenues, compared to 17.1% in the same period last year. The decrease in EBIT reflects the lower operating margin as well as increased depreciation following renewal and new contracts capex and increased spare parts charges relating to the Paris bike scheme.

## NET FINANCIAL INCOME (3)

Excluding the reassessment of the Gewista's minority shareholder's put option which has been extended until 2019, Net Financial Income was - € 22.1 million compared to - € 18.8 million in the first half of 2007, which reflects an increase in the net debt and in the interest rates.

## NET INCOME GROUP SHARE

Net Income Group share decreased by 11.6% to €100.9 million, compared to €114.1 million in the first half of 2007. This variation reflects the decrease in EBIT and the lower equity affiliates' results.

## CAPITAL EXPENDITURE

Net capex (acquisition of tangible and intangible assets, net of disposals of assets) was €161.5 million, compared to €138.4 million in the prior year. The variation mainly relates to a record renewal cycle in France and significant new contract wins.

The net capex also includes the second installment (€37.0 million) of the €76.0 million pre-payment paid under the Shanghai Metro contract, following the contract's renewal and extension. The first installment (€39.0 million) was paid in the first half of 2007.

## FREE CASH FLOW (4)

In the first half of 2008, free cash flow[4] decreased to €10.3 million from €16.5 million, reflecting the higher level of capital expenditures despite higher net cash flow from operating activities mainly due to a lower change in working capital.

## NET DEBT (5)

Net debt as of 30 June 2008 increased by €116.5 million to €836.4 million compared to €719.9 million as of 31 December 2007.

(1) **Operating Margin** = Revenues less Direct Operating Expenses (excluding Maintenance spare parts) less SG&A expenses

(2) **EBIT** = Earnings Before Interests and Taxes = Operating Margin less Depreciation, amortization and provisions less Impairment of goodwill less Maintenance spare parts less Other operating income and expenses.

(3) The consolidated financial statements for the half-year ended June 30, 2007 as published in 2007, have been restated with a reclassification of gain or loss on disposal of fully or proportionately consolidated entities. These gains or loss on disposal, previously booked within Net financial income, are now booked within EBIT as "Other operating income and expenses". The net impact on June 30, 2007 EBIT is - €1.2 million

(4) **Free cash flow** = Net cash flow from operating activities less net capital investments (tangible and intangible assets).

**(5) Net debt** = Debt net of cash including the non-cash impact of IAS39 (on both debt and derivatives) and excluding the non-cash impact of IAS 32 (debt on commitments to purchase minority interests)

**Next Information:**

Q3 2008 revenues & quarterly information: 4 November 2008 (after market)

**JCDecaux Group, key figures:**

- *2007 revenues: €2,106.6m; H1 2008 revenues: €1,067.6m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

**Press Relations**
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

**Investor Relations**
Martin Sabbagh
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
martin.sabbagh@jcdecaux.fr

# CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

*The below condensed financial statements have been prepared, for simplification purposes, on the basis on the detailed financial statements that were disclosed by the Company on 01 August 2008 in the Group H1 2008 Financial Report. While we believe that the aggregates presented in the simplified financial statements are sufficient to provide a fair understanding of the financial situation of the Group, they have been prepared for the limited purpose of simplifying the review of the financial situation of the Group. Please note that only the detailed financial statements have been certified by the auditors.*

## BALANCE SHEET

### Assets

| *(In million euros)* | 06/30/2008 | 12/31/2007 |
|---|---|---|
| Goodwill | 1,228.3 | 1,231.1 |
| Other intangible assets | 276.0 | 288.1 |
| Property, plant and equipment | 1,043.7 | 1,027.7 |
| Investments in associates | 323.9 | 327.4 |
| Financial investments | 18.1 | 19.8 |
| Financial derivatives | 3.7 | 2.5 |
| Other financial investments | 26.0 | 33.8 |
| Deferred tax assets | 3.9 | 4.6 |
| Current tax assets | 1.3 | 1.3 |
| Other receivables | 62.7 | 66.7 |
| **NON-CURRENT ASSETS** | **2,987.6** | **3,003.0** |
| Other financial investments | 15.5 | 14.2 |
| Inventories | 136.7 | 127.5 |
| Financial derivatives | 0.6 | 2.2 |
| Trade and other receivables | 706.7 | 658.4 |
| Current tax assets | 17.7 | 9.4 |
| Cash and cash equivalents | 102.6 | 161.5 |
| **CURRENT ASSETS** | **979.8** | **973.2** |
| **NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE** | **9.0** | **0.0** |
| **TOTAL ASSETS** | **3,976.4** | **3,976.2** |

### Liabilities and Equity

| *(In million euros)* | 06/30/2008 | 12/31/2007 |
|---|---|---|
| Share capital | 3.4 | 3.4 |
| Additional paid-in capital | 987.8 | 985.6 |
| Consolidated reserves | 936.0 | 852.3 |
| Net income for the period (Group share) | 100.9 | 221.0 |
| Translation adjustments | (46.8) | (28.9) |
| Minority interests | (16.8) | (40.8) |
| **TOTAL EQUITY** | **1,964.5** | **1,992.6** |
| Provisions | 160.0 | 166.2 |
| Deferred tax liabilities | 113.1 | 116.2 |
| Financial debt | 798.1 | 748.7 |
| Debt on commitments to purchase minority interests | 60.9 | 85.0 |
| Other payables | 7.6 | 7.7 |
| Current tax payable | 2.9 | 0.8 |
| Financial derivatives | 47.1 | 39.3 |
| **NON-CURRENT LIABILITIES** | **1,189.7** | **1,163.9** |
| Provisions | 16.3 | 17.9 |
| Financial debt | 83.9 | 75.5 |
| Debt on commitments to purchase minority interests | 5.6 | 6.0 |
| Financial derivatives | 0.0 | 0.0 |
| Trade and other payables | 665.2 | 662.0 |
| Current tax payable | 28.5 | 26.8 |
| Bank overdrafts | 22.7 | 31.5 |
| **CURRENT LIABILITIES** | **822.2** | **819.7** |
| **TOTAL LIABILITIES AND EQUITY** | **3,976.4** | **3,976.2** |

## INCOME STATEMENT

| *(In million euros)* | | 1st half of 2008 | 1st half of 2007 Restated [1] |
|---|---|---|---|
| **NET REVENUES** | | **1,067.6** | **1,019.0** |
| Direct operating expenses | | (610.1) | (568.3) |
| Selling, general and administrative expenses | | (180.0) | (170.7) |
| **OPERATING MARGIN** | | **277.5** | **280.0** |
| Depreciation, amortization and provisions (net) | | (91.1) | (83.6) |
| Impairment of goodwill | | 0.0 | 0.0 |
| Maintenance spare parts | | (20.6) | (14.6) |
| Other operating income and expenses | | (0.5) | (7.3) |
| **EBIT** | | **165.3** | **174.5** |
| Financial income | | 27.7 | 7.5 |
| Financial expenses | | (25.4) | (28.5) |
| **NET FINANCIAL INCOME (LOSS) [2]** | **§ 3.12** | **2.3** | **(21.0)** |
| Income tax | § 3.13 | (43.0) | (45.7) |
| Share of net profit of associates | § 3.14 | 5.0 | 9.2 |
| **NET INCOME BEFORE GAIN OR LOSS ON DISCONTINUED OPERATIONS** | | **129.6** | **117.0** |
| Gain or loss on discontinued operations | | 0.0 | 0.0 |
| **CONSOLIDATED NET INCOME** | | **129.6** | **117.0** |
| Minority interests | § 3.15 | 28.7 | 2.9 |
| **NET INCOME (GROUP SHARE)** | | **100.9** | **114.1** |
| Earnings per share (in euros) | | 0.452 | 0.515 |
| Diluted earnings per share (in euros) | | 0.452 | 0.513 |
| Weighted average number of shares | | 223,069,209 | 221,715,260 |
| Weighted average number of shares (diluted) | | 223,268,850 | 222,545,700 |

*(1) See Note 2 Reconciliation of the restated half-year 2007 financial statements.*

*(2) After deduction of the impact on the put on Gewista, Net Financial income is €(22.1) million for the first half of the year 2008 compared to €(18.8) million for the first half of the year 2007.*

# CASH FLOW STATEMENT

| *(In million euros)* | 1st half of 2008 | 1st half of 2007 Restated [1] |
|---|---|---|
| Net income before tax | 172.6 | 162.7 |
| Share of net profit of associates | (5.0) | (9.2) |
| Dividends received from non-consolidated subsidiaries | (0.2) | (0.8) |
| Expenses related to share-based payments | 1.7 | 1.7 |
| Depreciation, amortization and provisions (net) | 91.3 | 81.5 |
| Capital gains and losses | 0.0 | 4.1 |
| Discounting expenses (income) | (21.5) | 5.5 |
| Net financial interest expense | 20.6 | 18.1 |
| Financial derivatives and translation adjustments | 5.3 | 6.3 |
| Change in working capital | (25.6) | (46.9) |
| Change in inventories | (10.6) | (57.0) |
| Change in trade and other receivables | (61.7) | (43.3) |
| Change in trade and other payables | 46.7 | 53.4 |
| CASH PROVIDED BY OPERATING ACTIVITIES | **239.2** | **223.0** |
| Net financial interest paid | (20.3) | (17.2) |
| Income taxes paid | (47.1) | (50.9) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | **171.8** | **154.9** |
| Cash payments on acquisitions of intangible assets and property, plant and equipment | (164.9) | (141.3) |
| Cash payments on acquisitions of financial assets (long-term investments) | 0.4 | (20.2) |
| Acquisitions of financial assets (other) | (1.0) | (4.3) |
| **Total investments** | **(165.5)** | **(165.8)** |
| Cash receipts on proceeds on disposal of intangible assets and PPE | 3.4 | 2.9 |
| Cash receipts on proceeds on disposal of financial assets (long-term investments) | (1.9) | (2.5) |
| Proceeds on disposal of financial assets (other) | 7.4 | 14.0 |
| **Total disposals of assets** | **8.9** | **14.4** |
| NET CASH USED IN INVESTING ACTIVITIES | **(156.6)** | **(151.4)** |
| Dividends paid | (104.2) | (97.3) |
| Capital decrease | 0.0 | (0.1) |
| Purchase of treasury shares | (38.8) | 0.0 |
| Repayment of long-term debt | (6.4) | (11.7) |
| Repayment of debt (finance lease) | (1.5) | (1.5) |
| **Cash outflow from financing activities** | **(150.9)** | **(110.6)** |
| Dividends received | 7.6 | 8.8 |
| Capital increase | 0.7 | 1.0 |
| Increase in long-term borrowings | 77.2 | 58.8 |
| **Cash inflow from financing activities** | **85.5** | **68.6** |
| NET CASH USED IN FINANCING ACTIVITIES | **(65.4)** | **(42.0)** |
| Effect of exchange rate fluctuations and other movements | 0.1 | (1.0) |
| CHANGE IN NET CASH POSITION | **(50.1)** | **(39.5)** |
| **Net cash position at beginning of period** | **130.0** | **95.6** |
| **Net cash position at end of period** | **79.9** | **56.1** |

*(1) See Note 2 Reconciliation of the restated halfyear 2007 financial statements.*



FILE 82-5247

# Eurostar revisite la petite fête organisée par les voisins du dessus avec JCDecaux Innovate.

Pour annoncer son offre promotionnelle dans le cadre du Carnaval de Notting Hill, Eurostar joue la carte de la proximité et de l'humour avec JCDecaux Innovate.

Le Carnaval de Notting Hill, événement musical majeur de la fin août à Londres, risque de faire du bruit cette année. La campagne, qui met en avant la grande accessibilité de la manifestation grâce à Eurostar, joue la complicité avec le public.

Pour incarner la proximité entre Paris et Londres, la création s'inspire de l'affichette de quartier bien connue annonçant une fête de voisinage. Dix abribus Showcase entièrement « dénudés » exposeront l'affichette au format A3 afin de prévenir les voisins d'une fête prochaine et s'excuser pour la gêne occasionnée... par le Carnaval de Notting Hill. Avec humour, la note est signée « les voisins du dessus », en référence à nos voisins d'outre-Manche.

Le dispositif événementiel Eurostar, mis en place par MPG, sur un concept et une création de l'agence LEG, est visible à Paris du 30 juillet au 5 août 2008.

JCDecaux Innovate est le département de JCDecaux dédié aux solutions de Communication Extérieure événementielles, dynamiques, audiovisuelles et interactives.

Neuilly, le 31 juillet 2008

JCDecaux

## JCDecaux wins the competitive bid to provide a self-service bicycle hire scheme for the Urban Community of Greater Nancy

Out of Home Media

**Paris, July 17, 2008 –** JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, announces that it has been awarded, following a competitive tender, the 10-year contract to provide a self-service bicycle hire scheme for the Urban Community of Greater Nancy (270,000 inhabitants).

The rental contract with the Urban Community covers the supply, installation, upkeep and maintenance of 25 self-service docking stations and 250 bicycles for the initial phase (the contract will eventually comprise 105 docking stations and 1,050 bicycles).

After driving the development of the self-service bicycle hire concept in France following the launch of Vélo'v in Lyon in 2005, JCDecaux is continuing to provide its innovative service to a growing number of towns and cities: Vienna (Austria), Cordoba, Gijon and Seville (Spain), Brussels (Belgium), Paris, Marseille, Aix-en-Provence, Toulouse, Rouen, Besançon, Mulhouse, Amiens, Luxembourg and Nantes. These 16 towns and cities and 2 inter-municipal structures (La Plaine and Cergy-Pontoise) have, to date, generated more than 50 million individual rentals. The world leader in self-service bicycle hire, JCDecaux allows users to take out a subscription for a day, a week or a year thanks to an easily accessible, exclusive electronic payment system that considerably simplifies the rental process. This service will also be made available over the next few months to the inhabitants of some thirty municipalities in the Paris vicinity.

**Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux**, made the following statement: *"The installation of this self-service bicycle hire scheme, a truly eco-friendly means of transport, in the Urban Community of Nancy reinforces our position as the world's leading specialist in self-service bicycle hire schemes. This new form of individual public transport, designed and developed by JCDecaux, is generating an increasing amount of interest on the part of municipal authorities, acutely aware of the problem of sustainable mobility."*

**JCDecaux Group, key figures:**

- *2007 revenues: €2,106.6m; revenues for the first quarter of 2008: €482.2m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

**Corporate Communications**
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

**Corporate Finance**
Investor Relations
Martin Sabbagh
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
martin.sabbagh@jcdecaux.fr

JCDecaux

## JCDecaux announces that the French Council of State has ratified the City of Paris amendment concerning the extension of Vélib'

Out of Home Media

**Paris, July 11, 2008 -** JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, No.2 worldwide in this industry, and No.1 in self-service bicycle hire, announces that the French Council of State, convened in a formal session, recently ratified the amendment to the contract between SOMUPI – a joint subsidiary of JCDecaux (66%) and of Médias et Régies Europe – Publicis Group (34%) – and the City of Paris regarding the extension of the Vélib' network "to part of the territory of approximately 30 municipalities neighbouring, or very close to, Paris."

**Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux,** made the following statement: *"On behalf of all the users of our service we are delighted, , with the decision of the High Authority, which is in tune with the public interest.*
*Over the next few days, we will be working with the City of Paris to organise this extended service, which has already recorded, just before the first anniversary of its launch, more than 27.5 million individual rentals, more than 200,000 annual subscribers and 4 million occasional users."*

**JCDecaux Group, key figures:**
- *2007 revenues: €2,106.6m; revenues for the first quarter of 2008: €482.2m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

**Corporate Communications**
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

**Corporate Finance**
Investor Relations
Martin Sabbagh
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
martin.sabbagh@jcdecaux.fr

FILE 82-5247

# JCDecaux

Out of Home Media

## JCDecaux wins the advertising concession for Algiers international airport

**Paris, July 9, 2008** – JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, No.2 worldwide in this industry, and No.1 in self-service bicycle hire, announces that it has won the contract for the advertising concession in Algiers airport. This new contract was awarded following a competitive tender and covers all advertising media within the airport terminals and outside the airport buildings.

Algiers, with a population of more than 4 million inhabitants, is the largest urban area in the Maghreb. Algeria – which has enjoyed a strong growth rate for several years (+6% in 2007, excluding oil) – is the second largest economy in the African continent. JCDecaux Algeria has operated in this country since the end of 2007 in 21 provincial airports.

With a total capacity of 10 million passengers, Algiers airport was entirely renovated in 2006 and 2007 and has a new terminal reserved for international flights. The airport handled almost 4 million passengers in 2007 with a rate of growth in passenger traffic (+ 9% in 2007) that is substantially higher than the world average.

**Tahar Allache, Chairman & CEO of SGSIA – Algiers Airport,** made the following statement: *"I am particularly happy to welcome JCDecaux whose professional expertise is recognised all over the world. JCDecaux's presence in Algiers airport illustrates our determination to pursue the modernisation of our amenities and to provide an even higher quality of service to passengers using the airport."*

**Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux,** said: *"This advertising concession in Algiers airport will be a showcase for our expertise in advertising and experiential communications at airports. It strengthens JCDecaux's presence in the Algerian market and underlines our intention to pursue further expansion in this country."*

**JCDecaux Group, key figures:**

- *2007 revenues: €2,106.6m; revenues for the first quarter of 2008: €482.2m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

**Corporate Communications**
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

**Corporate Finance**
Investor Relations
Martin Sabbagh
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
martin.sabbagh@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,400,557.51 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

FILE 82-5247



## Le Conseil Général de Moselle fait voyager vos sens !

Dans le cadre de la récente ouverture au grand public des « Jardins Fruitiers de Laquenexy », le Conseil Général de Moselle a fait confiance à JCDecaux Innovate pour créer un dispositif de communication urbaine à la hauteur de cet événement régional.

Ouverts en continu depuis avril 2008, les « Jardins Fruitiers de Laquenexy », créés au début du siècle dernier comme centre d'expérimentation fruitière, présentent un parcours inédit de treize jardins thématiques. Ce lieu d'exception est également un des trois sites mondiaux, avec Versailles et Hirosaki au Japon, à pratiquer la technique des pommes marquées, véritables oeuvres d'art fruitières.

A l'occasion de ce lancement, JCDecaux Innovate a conçu un dispositif original, déployé sur 10 abribus de la ville de Metz, pour donner au public un avant-goût fruité des jardins. Les abribus Showcase mettent en scène un décor végétal composé de branchages et de fruits – une invitation bucolique pour inciter le public à découvrir ce nouveau joyau du patrimoine mosellan.

Basé sur une création signée Noface, le dispositif est visible à Metz du 2 au 8 juillet 2008, dans le cadre d'une campagne orchestrée par l'agence Média Est.

JCDecaux Innovate est le département de JCDecaux dédié aux solutions de Communication Extérieure événementielles, dynamiques, audiovisuelles et interactives.

www.jardinsfruitiersdelaquenexy.com
Tél: 03.87.35.01.09

Neuilly, le 3 juillet 2008

MAIRIE DE PARIS

JCDecaux

Paris, July 2nd 2008

# PRESS RELEASE

## Final stage of the Tour de France with Velib' on July 27th in Paris

On the occasion of the first anniversary of Velib', the City of Paris is organizing on July 27th, in partnership with the Tour de France and JCDecaux, the **"Champions' ride" for 365 long-term Velib' subscribers (1 year).**

A draw will be organised to select the 365 participants at the end of a competitive game to which long-term subscribers will be invited to take part on July 4 by email.

The persons selected will have the opportunity to ride part of the distance covered by the Tour de France cyclists on the same day and **cross the finishing line on the Champs Elysées on July 27th at 11 am**. The departure will take place from Paris City Hall. This ride is not a competition between the participants but an opportunity to discover in real life one of the most prestigious stages of the Tour de France.

In the afternoon, the 365 participants will be invited to watch the official arrival of the Tour de France from the tribune.

**Velib' by the numbers one year after its launch**

- 198,913 long-term subscribers (one year) – 277,193 seven days subscribers – 3,683,714 one day subscribers.
- More than 26 million bikes rented in a year. The average duration of travels is 18 minutes.
- 1,200 stations today. There will be 1,451 stations by the end of 2008.
- 16,000 Velib' in circulation today. There will be 20,600 by the end of 2008.
- A network of 400 km of bike lanes has been created in Paris. 100 km of them are bus corridors accessible to cyclists.

**Bikes account for 2 to 3% of all traffic in Paris today.**
Between 2001 and 2007, the number of bikers in Paris has increased by 94%, whereas car traffic has dropped 20%.

**Velib' is a great popular success and 94% of users say they are satisfied with the service** and plan to subscribe for another year. 61% of long-term subscribers use Velib' as a daily transportation means to go to work or to school.

**Profile of Velib' users ***
39% of Velib' users are aged between 26 and 35 and 33% of them come from the suburbs.
58% of long-term subscribers are men, but 65% of short-term subscribers are women.

*Velib' satisfaction poll made by TNS Sofres Institute in March 2008.

**Press contacts :**

Mairie de Paris - Nathalie Royer : 01 42 76 49 61 - service.presse@paris.fr
Tour de France - Christophe Marchadier : 06 07 02 42 17 - cmarchadier@aso.fr
JCDecaux - Agathe Albertini : 01 30 79 34 99 - agathe.albertini@jcdecaux.fr

JCDecaux

## Laurence Branthomme is appointed Chief Financial Officer, France, of JCDecaux

Out of Home Media

**Paris, July 1, 2008** – Laurence Branthomme has been appointed Chief Financial Officer, France, of JCDecaux. A member of the France Management Committee, she reports to Jean-Michel Geffroy, Executive Vice-President, Products, Finance and Human Resources.

Laurence Branthomme (38) holds a post-graduate diploma (DESS) in Strategy, Planning & Control and a Master's degree in Accounting & Financial Science and Techniques (MSTCF) awarded by the University of Paris-Dauphine. She is a certified public accountant.

In 1992, she began her career in the Audit Department of Ernst & Young, where she continued to serve as a Senior Manager until 2004.
In 2004, she moved to American Express Voyages d'Affaires (Business Travel) as Financial Director. In 2007 she chaired the technical commission of internal control set up by the Association of Financial Directors & Management Controllers (DFCG).
In March 2008, Laurence Branthomme joined JCDecaux as Head of Accounting.


***Communications Department***
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

***Corporate Finance Department***
Investor Relations
Martin Sabbagh
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
martin.sabbaghcdecaux.fr



JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,400,557.51 euros - # RCS: 307 570 747 Nanterre - FR 44307570747


END